Filed Pursuant to Rule 433
Registration Nos. 333-126294
333-126294-01
PNC Funding Corp
$400 million 5.125% Fixed Rate Senior Notes
Due December 14, 2010
Unconditionally Guaranteed by The PNC Financial Services Group, Inc.
Summary of Terms

Issuer	PNC Funding Corp
Ratings	A2 (stable)/A-(stable)/A(stable)
Note Type	Senior Notes
Principal Amount	$400,000,000
Issue Date	December 7, 2005
Settlement Date (T + 5 days)	December 14, 2005
Maturity Date	December 14, 2010
Interest Payment Dates	June 14 & December 14, commencing June 14, 2006 continuing to and including the Maturity Date
Spread versus Treasury	+ 69bps versus 4.50% due 11/15/2010
Gross Spread	0.35%
Coupon	5.125%
Yield to Investors	5.134%
Price to Investors	99.961% of par
Total Proceeds to the Company	99.611% $398,444,000
Day Count	30/360
Documentation	Prospectus Supplement
Denomination	$1,000 X 1,000
Registration	SEC-registered offering
Bookrunner	Goldman, Sachs & Co. (50%)
JP Morgan Securities (50%)
CUSIP Number ISIN Number	69347UAC4 US69347UAC45
The issuer and The PNC Financial Services Group, Inc. have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer and The PNC Financial Services Group, Inc. have filed with the SEC for more complete information about the issuer, The PNC Financial Services Group, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, The PNC Financial Services Group, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526